November 2010 Pricing Sheet dated November 18, 2010 relating to Preliminary Pricing Supplement No. 577 dated November 5, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities

Commodity LASERSSM due November 23, 2012
Based on the Performance of Silver
PRICING TERMS– NOVEMBER 18, 2010
Issuer:	Morgan Stanley
Aggregate principal amount:	$9,207,000
Stated principal amount:	$1,000 per LASERS
Issue price:	$1,000 per LASERS
Pricing date:	November 18, 2010
Original issue date:	November 23, 2010 (3 business days after the pricing date)
Maturity date:	November 23, 2012
Underlying commodity:	Silver
Payment at maturity:	$1,000 + return amount, subject to the maximum payment at maturity. This payment may be greater than, equal to or less than the stated principal amount. There is no minimum payment at maturity.
Maximum payment at maturity:	$1,280 per LASERS (128% of the stated principal amount)
Return amount:
If the commodity percent change is greater than the downside threshold value on each trading day during the period from but excluding the pricing date to and including the valuation date, the return amount will be an amount in cash equal to:
$1,000  x  [the greater of (i) the final commodity percent change and (ii) the fixed percentage]
If the commodity percent change is less than or equal to the downside threshold value on any trading day during the period from but excluding the pricing date to and including the valuation date, the return amount will be an amount in cash equal to:
$1,000  x  the final commodity percent change
In this scenario, the return amount may be negative and consequently, the payment at maturity may be less, and potentially significantly less, than the stated principal amount and could be zero.

Fixed percentage:	15%
Downside threshold value:	–35%
Commodity percent change:	The commodity percent change on any trading day is equal to: (commodity price – initial commodity price) / initial commodity price
Final commodity percent change:	The commodity percent change on the valuation date
Initial commodity price:	2,657¢, which is the commodity price on the pricing date.
Commodity price:
For any trading day, the afternoon silver fixing price per troy ounce of silver for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. cents, as calculated by the London Silver Market and published by the LBMA on such day.

Valuation date:	November 19, 2012, subject to adjustment for non-trading days and certain market disruption events.
CUSIP:	617482PH1
ISIN:	US617482PH10
Listing:	The LASERS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Description of LASERS––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per LASERS	$1,000	$22.50	$977.50
Total	$9,207,000	$207,157.50	$8,999,842.50
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of LASERS purchased by that investor.  The lowest price payable by an investor is $992.50 per LASERS.  Please see the cover page of the accompanying preliminary pricing supplement for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $22.50 for each LASERS they sell.  For additional information, see “Description of LASERS––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 577 dated November 5, 2010
Prospectus Supplement dated December 23, 2008             Prospectus dated December 23, 2008

The LASERS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.